FIRST AMENDMENT

TO

DIGIPATH, INC.

2012 STOCK INCENTIVE PLAN

This First Amendment (this “Amendment”) to the DigiPath, Inc. 2012 Stock Incentive Plan (the “Plan”) is effective as of May 30, 2014.

1.	Section 3(a) of the Plan is hereby amended in its entirety to read as follows:

“3. Shares Subject to the Plan.

(a) Aggregate Limits. Subject to the provisions of Section 10 of the Plan, the maximum aggregate number of Shares which may be issued pursuant to Awards granted under the Plan is Thirty Million (30,000,000) Shares (the “Fungible Pool Limit”). The Shares subject to the Plan may be either Shares reacquired by the Company, including Shares purchased in the open market, or authorized but unissued Shares. Any Shares subject to an Award which for any reason expires or terminates unexercised or is not earned in full shall be added back to the Fungible Pool Limit and may again be made subject to an Award under the Plan. The following Shares shall not be added back to the Fungible Pool Limit and shall not again be made available for issuance as Awards under the Plan: (i) Shares not issued or delivered as a result of the net settlement of an outstanding Stock Appreciation Right, (ii) Shares used to pay the exercise price or withholding taxes related to an outstanding Award, or (iii) Shares repurchased on the open market with the exercise price proceeds received by the Company upon the exercise of an Award.”

2.	Except as expressly set forth above, the terms and conditions of the Plan shall remain unchanged by this Amendment and the Plan shall remain in full force and effect in accordance with its terms.

[Signature Page Follows]

IN WITNESS WHEREOF, DigiPath, Inc. has caused the undersigned to execute this Amendment as of the date first above written.

DigiPath, Inc.

__/s/ Todd Denkin___________________

Todd Denkin

President